12235 El Camino Real San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

September 24, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549-3720

Attention:	Amanda Ravitz

Heather Percival

Caleb French

Eric Atallah

Kevin Kuhar

Re:	Ra Medical Systems, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 17, 2018

File No. 333-226191

Ladies and Gentlemen:

On behalf of our client, Ra Medical Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 21, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1. We are concurrently submitting this letter via EDGAR today and on September 24, 2018, the Company will file Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on September 17, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on September 17, 2018), all page references herein correspond to the page of the Registration Statement, as applicable.

Securities and Exchange Commission

September 24, 2018

Overview, page 1

1.

We note your added disclosure and revisions in this section. Please revise to disclose the difference between the medical community’s use of the term atherectomy and the FDA’s definition. In this regard, please clarify what “prespecified improvement in luminal patency” means so that an investor without a medical background will be able to understand the distinction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 75, and 95 of the Registration Statement to disclose the difference between the medical community’s use of the term atherectomy and the FDA’s definition. The Company further advises the Staff that it has clarified what “prespecified improvement in luminal patency” means.

We may be subject to enforcement action . . ., page 21

2.

We note your added disclosure. Please revise to disclose the basis for your determination in the penultimate sentence of this risk factor, and clarify the potential scope of your liability as a result of the risks disclosed. For example, your disclosure should indicate the potential liability you face and the incidence of the marketing material that is subject to the claim referenced in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22 and 23 of the Registration Statement to describe the potential liability that it may face if it is found to have improperly promoted off-label uses of its product. The Company further advises the Staff that the Company disagrees with its competitors’ claims and believes that its promotion of its products is consistent with FDA’s regulations and judicial case law that allows companies to engage in certain forms of truthful, non-misleading and non-promotional speech concerning the off-label use of products.

Clinical Studies and Patient Data, page 101

3.

Given your added disclosure here and on page 1 regarding your intended pursuit of an investigational device exemption for another indication, please revise to disclose your anticipated timeframe for this action, including any specific milestones and the anticipated costs of performing the disclosed studies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 75, 95, and 105 of the Registration Statement. The Company further advises the Staff that its potential pursuit of additional indications and whether an IDE is necessary will depend on a number of factors, including potential feedback from the FDA. Further, the timing, milestones, and costs to the Company will also depend on the type of study required. However, the Company believes that while these activities will take time to complete, the incremental cost of obtaining an atherectomy indication is not expected to be material.

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Securities and Exchange Commission

September 24, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (858) 350-2308 or mwaters@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:	Dean Irwin, Ra Medical Systems, Inc.
Andrew Jackson, Ra Medical Systems, Inc.

Zachary B. Myers, Wilson Sonsini Goodrich & Rosati, P.C.

Joshua A. Kaufman, Cooley LLP Donald Shum, Cooley LLP

Bruce Rucks, Deloitte & Touche LLP